June 8, 2005

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:    William Friar
         Mail Stop 0408

         Re:      North Shore Capital Advisors Corp.
                  Form 10-SB filed April 12, 2005
                  File No. 000-51245

Ladies and Gentlemen:

     On behalf of North Shore Capital Advisors Corp. (the "Company"), we are electronically transmitting hereunder one conformed copy of a new Registration Statement on Form 10-SB (the "Registration Statement"). Marked courtesy copies of this filing are being sent via overnight mail to Ben Phippen, Don Walker, Kathryn McHale and William Friar.

     This letter is being filed in response to the Staff's comments to the original registration statement on Form 10-SB filed on April 12, 2005. A new Registration Statement has been filed in order to delay automatic effectiveness of the original registration statement. The Staff's comments are set forth in a letter from William Friar, Senior Financial Analyst, addressed to Steven Cohen, President of the Company, dated May 11, 2005.

     In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company's response.


General

     1. We note your company is a blank check company. Please include disclosure under the Security Ownership heading that any affiliates of the company and transferees of affiliates may not sell shares except pursuant to a registered public offering. Please identify all persons currently subject to these restrictions and state the number of shares each has. See SEC No Action Letter 2000 WL 64968 ("the Worm No Action Letter").

     The Company does not believe that it is a "blank check" company. A "blank check" company is defined by the SEC as a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies.

     The Company was incorporated in 2004. Since its incorporation, the Company hired its first employee, Steven Cohen, who has substantial experience in the investment banking industry. Mr. Cohen has spent his entire business career of twenty years in the financial services business at such firms as Prudential Investments, Lehman Brothers and Morgan Stanley. Moreover, as disclosed in Mr. Cohen's biography, he is currently also Principal of Gold Coast Advisors, LLC ("Gold Coast") which provides comprehensive wealth management services to high net worth individuals.

     Since Mr. Cohen began serving as President of the Company, the Company has successfully completed a private placement (the "Private Placement") in which 57,350 shares of its Common Stock were sold to investors at $1.00 per share for total proceeds to the Company of $57,350. All of the shares sold in the Private Placement were newly issued shares sold by the Company. No founding shareholder sold any shares. Moreover, founding shareholders owning 77.3% of the Common Stock of the Company have agreed not to sell their shares until the earlier of
(i) February 10, 2008 and (ii) the date on which the closing price of the shares of Common Stock has equaled or exceeded $1.00 per share on the NASDAQ Bulletin Board, NASDAQ National Market System or on the American or New York Stock Exchange for at least ten (10) consecutive trading days.

     Since the Private Placement, the Company has entered into investment banking agreement with its first three clients. The terms of these agreements and the services provided by the Company thereunder are described in the Company's response to comment 7 below. The Company anticipates entering into additional agreements in the near future, although no assurances can be given to that effect. Once the Company becomes a public company it anticipates seeking funding from the public market to increase its staff in order to provide services to additional clients.

     The Company is receiving monthly retainer revenues from two of its three clients. However, like most other investment banking firms, the bulk of the Company's revenues will be derived from success fees upon the closing of transactions for which the Company is acting as advisor.

     Finally, the Company has not engaged in any of the scenarios identified in the Worm No Action Letter.

     2. Please explain on which exemption from registration you relied for the February 2005 Private Placement and incorporate this representation into your registration statement.

     The February 2005 Private Placement was effected pursuant to an exemption from registration set forth in Rule 504 of Regulation D and is so described in the penultimate paragraph of Item 1 - Part II of the Form 10. We have added similar disclosure in Item 1 - Part I of the Form 10. 3. All Exhibits on Edgar have been coded as "'99" rather than the Exhibit numbers listed in your index and on the actual exhibit headings. Please revise this to reflect the accurate exhibit numbers. In addition, you have filed several material contracts under
Exhibit 5 which is reserved for legal opinions. Please file these material contracts under Exhibit 10 (consult the table of exhibits included in Item 601 of Regulation SB).

     Exhibit numbers have now been coded correctly.

     4. In Exhibit 5.4, Jonathan Turkel has signed Mr. Cohen's finder's agreement as "assistant secretary". However, he is not listed as a director, officer or key employee anywhere in the registration statement. Please explain what authority Mr. Turkel has to sign for the company.

     Mr. Turkel is an assistant secretary of the Company, having been elected as such by the Company's Director. Form 10 requires disclosure of executive officers of the Company. Mr. Turkel is not an executive officer of the Company within the meaning of Rule 3b-7 of the Securities Act of 1933, as amended (the "Act"). He performs no policy making functions for the Company.

     5. You engaged new accountants to audit the fiscal year ended December 31, 2004 financial statements. Please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

     See rIevised disclosure in Part II - Item 3 of the Form 10 and the letter from Silverstein & Weiss filed as Exhibit 16 to the Form 10.

Description of Business

Our Company- page 5


     6. Please revise this section to either make it clear that the description is what the company would like to do, or at the very start explain that the company has only one part time employee, only 2 customers and generated a total of about $1,000 in revenues.

     The first paragraph under "Description of Business" has been amended in response to this comment.

Investment Banking Agreements - page 8

     7. Please elaborate on the Investment Banking services you will be providing for these clients and the expected duration of these services. In addition, please disclose material aspects of your business agreements with these two clients. For example, we note you are a non-exclusive financial advisor that may receive no compensation if you fail to arrange a successful merger for the companies. Consider disclosing this as a risk factor.

     See revised disclosure under "Investment Banking Agreements" Item 1 - Part I of Form 10.

     Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     8. Please incorporate an explanation of your general and administrative expenses, as referenced on page F-3 of your financial statements, into your MD&A.

     The last sentence of the first paragraph of Item 2 - Part I of the Form 10 "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been amended in response to this comment.

Liquidity and Capital Resources - page 9

     9. In this section, you reference a lending arrangement with a principal stockholder. Please disclose the terms of this agreement (on page 17, you disclose the interest rate is prime plus 2% per annum but you do not include other important details about this loan, including how long the corporation has to take advantage of this offer, what, if any, assets have been pledged as collateral, etc). In addition, if this arrangement has been finalized, please include this contract as an exhibit.

     The lending agreement with the principal shareholder is an oral agreement. No assets have been pledged as collateral. This is no time limitation on the ability of the Company to take advantage of the loan.

     10. On page 7 you disclose that NSCA has raised an aggregate $83,350 from the sale of NSCA Stock to its founders and in a private placement which closed in February 2005. Please revise to incorporate a similar discussion into your liquidity and capital resources section.

     A new second sentence to the first paragraph under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" (Part I - Item II of the Form 10) has been added in response to this comment.

Risk Factors

     11. Due to your reliance on two clients, consider disclosing in a risk factor the consequences related to losing one of these clients.

     A new risk factor entitled "A Loss of One of Our Clients Could Have a Material Adverse Effect On Our Business" has been added to the "Risk Factors" section of the Form 10 in response to this comment.

     12. Revise the risk factor "We depend on our senior management team..." to make clear that there is no team - you only have one part-time employee.

     This risk factor has been amended in response to this comment.

     13. In the second paragraph on page 11, please replace the bullets with commas or break the bullets out into a list.

         As requested, the bullets have been replaced with commas.

Security Ownership of Certain Beneficial Owners and Management

     14. Please include the percentage of outstanding shares owned if the warrants were exercised in footnote 3 to the table.

     The requested disclosure has been added to footnote 3 to the Table in Item 4 - Part I of the Form 10.

Directors and Executive Officers, Promoters and Control Persons

     15. We note that Mr. Cohen's business experience is listed through April 2004. However, you state Mr. Cohen engages in other business activities and will not devote his entire time to the corporation. Please disclose the current business activities of Mr. Cohen.

     The first sentence of Mr. Cohen's business experience has been amended to describe his current business activities.

Certain Relationships and Related Transactions


     16. Please disclose any related party or affiliate of the corporation involved in Krovim LLC.

     Other than Dov Perlysky, who, as currently disclosed in the Form 10, is the Manager of Nesher LLC which is the Manager of Krovim LLC, no related party or affiliate of the Company is involved in Krovim LLC.

     17. Please consult Item 404(a)(3) and revise this section. We note that you have not discussed the parties with whom you have business arrangements.

     This section has been amended by adding a new last sentence to Item 7 "Certain Relationships and Related Transactions" of Part I of the Form 10.

     18. Please disclose the percentage of time that Mr. Cohen spends on the company's business.

     An additional sentence has been added to the fourth paragraph under "Directors and Executive Officers, Promoters and Control Persons" in response to this comment.

Description of Securities - page 17

19.      Please include the number of shares issued in this section.

     The number of outstanding shares of the Company's Common Stock is currently set forth in the first paragraph of Part I - Item 8 of the Form 10.

Recent Sales of Unregistered Securities - page 20

     20. We note that some of the transactions in this section are not included in the related transactions section on page 17. Please revisit these two sections.

         Please see our response to comment 17.

Cautionary Note about Forward-Looking Statements - page 21

     21. Your company is not covered by the safe harbor provisions in the securities acts. Therefore, please delete the references to Section 27A and
Section 21E.

     Please see our response to comment 1 to the extent that we believe that the Company is not a blank check company and therefore is covered by the safe harbor provisions in the securities acts.

     If you have any questions, please contact David Selengut, Esq., company counsel, at (212) 370-1300.

                                            Very truly yours,

                                           NORTH SHORE CAPITAL ADVISORS CORP.



                                    By:      /s/ Steve Cohen
                                                 Steve Cohen
                                                 President

         cc:      David Selengut, Esq.